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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-1

                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 3)


                                       and


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                       CENTRAL TRANSPORT RENTAL GROUP PLC
                            (Name of Subject Company)

                            GENERAL ELECTRIC COMPANY
                      GENERAL ELECTRIC CAPITAL CORPORATION
                                    (Bidders)

                         ORDINARY SHARES OF 1P EACH AND
                           AMERICAN DEPOSITARY SHARES,
                       EACH REPRESENTING 3 ORDINARY SHARES
                  AND EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                                (ORDINARY SHARES)
                    155569-10-6 (AMERICAN DEPOSITARY SHARES)
                      (CUSIP Number of Class of Securities)

                                 NANCY E. BARTON
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 961-5523
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                    Copy to:


                                FRANCIS J. AQUILA
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000


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CUSIP No. 155569-10-6                                                Page 1 of 2
                         SCHEDULE 14D-1 AND SCHEDULE 13D
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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    General Electric Company;
    I.R.S. Identification No. 14-0689340
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2.  Check the Appropriate Box if a Member of a Group                    (a) [_]
                                                                        (b) [_]
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3.  SEC Use Only
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4.  Sources of Funds
          OO
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5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(e) or 2(f)                                                      [X]
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6.  Citizenship or Place of Organization
          State of New York
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7.  Aggregate Amount Beneficially Owned by Each Reporting Person
          44%*
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8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain
    Shares                                                                  [_]
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9.  Percent of Class Represented by Amount in Row (7)
          44%*
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10. Type of Reporting Person
          CO
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*    General Electric Capital Corporation ("GE Capital"), a New York
     corporation, has received from certain shareholders, including certain directors (the "Selling Shareholders"), of Central Transport Rental Group plc ("CTR"), undertakings with respect to their holding of CTR Shares and CTR ADSs (together, the "CTR Securities"), pursuant to which the Selling Shareholders have agreed to validly tender (and, subject to certain limitations, not withdraw) pursuant to and in accordance with the terms of the Offer, all of the CTR Securities beneficially owned by them. The Selling Shareholders have undertaken to accept the Offer in respect of
     264.8 million CTR Shares, 21.3 million CTR ADSs and 2 million CTR Shares to be awarded upon the exercise of outstanding options, together representing in the aggregate approximately 44% of CTR's outstanding share capital and in-the-money options. The forms of deed of undertaking executed by certain directors and certain shareholders were attached as Exhibits (c)(1) through
     (c)(8) to General Electric Company's and GE Capital's Schedule 14D-1 and
     Schedule 13D filed on August 4, 1997.


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CUSIP No. 155569-10-6                                               Page 2 of 2
                         SCHEDULE 14D-1 AND SCHEDULE 13D

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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Persons

    General Electric Capital Corporation
    I.R.S. Identification No. 13-1500700
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2.  Check the Appropriate Box if a Member of a Group                    (a) [_]
                                                                        (b) [_]
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3.  SEC Use Only
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4.  Sources of Funds
          OO
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5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(e) or 2(f)                                                      [_]
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6.  Citizenship or Place of Organization
          State of New York
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7.  Aggregate Amount Beneficially Owned by Each Reporting Person
          44%*
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8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain
    Shares                                                                  [_]
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9.  Percent of Class Represented by Amount in Row (7)
          44%*
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10. Type of Reporting Person
          CO
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*    The footnote on page 2 is incorporated herein by reference.


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         This  Amendment  No.  3  ("Amendment  No.  3") is to the  Tender  Offer
Statement  on  Schedule  14D-1 and the  statement  of  beneficial  ownership  on
Schedule 13D, originally filed on August 4, 1997 (the "Statement"), that relates to the offer (the "Offer") by General Electric Capital Corporation ("GE Capital"), a company incorporated under the laws of the State of New York and an indirect wholly owned subsidiary of General Electric Company, a New York corporation, to purchase all of the outstanding (a) ordinary shares of 1 pence each ("CTR Shares") of Central Transport Rental Group plc ("CTR") and (b) American Depositary Shares ("CTR ADSs") of CTR, each representing three CTR Shares and evidenced by American Depositary Receipts, upon the terms and subject to the conditions set forth in the offer to purchase dated August 4, 1997 (the "Offer to Purchase") (a copy of which was filed as Exhibit (a)(1) to the Statement) and the related Letter of Transmittal for CTR ADSs (a copy of which was filed as Exhibit (a)(2) to the Statement) and Form of Acceptance for CTR Shares (a copy of which was filed as Exhibit (a)(3) to the Statement).

         Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Statement.

ITEM 10. ADDITIONAL INFORMATION

         The expiration date of the Initial Offer Period for the Offer which was scheduled for 10:00 p.m. (London time), 5:00 p.m. (New York City time) on September 23, 1997 has been extended to 10:00 p.m. (London time), 5:00 p.m. (New York City time), on October 3, 1997, unless the Offer is extended. In addition, with the exception of condition (c) of the Offer, i.e., the German Federal Cartel Office indicating, in terms reasonably satisfactory to GE Capital, that it does not intend to prohibit the proposed acquisition of CTR by GE Capital or impose remedial conditions which GE Capital reasonably considers unsatisfactory, all other conditions of the Offer have been satisfied. With respect to condition
(c), the German Federal Cartel Office has raised concerns which are the subject of further discussions.

         On September 24, 1997, GE Capital issued two press releases, one in the United Kingdom and one in the United States, which announced the extension of the expiration date of the Initial Offer Period, set forth the number of valid acceptances of the Offer which had been received in respect of CTR Shares and CTR ADSs, as of 10:00 p.m. (London time), 5:00 p.m. (New York City time) on September 23, 1997, explained that all conditions of the Offer, except for condition (c), have been satisfied, and explained that the German Federal Cartel Office has raised concerns which are the subject of further discussions. A copy of each of the press releases issued by GE Capital on September 24, 1997, is filed herewith as Exhibits (a)(17) and (a)(18) and are incorporated by reference herein.



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ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(17)  U.S. press announcement dated September 24, 1997.

(a)(18)  U.K. press announcement dated September 24, 1997.























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                                   SIGNATURES

         After due inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 24, 1997

                                      General Electric Company


                                      By  /s/ Robert E. Healing
                                        ----------------------------------
                                         Name:  Robert E. Healing
                                         Title: Corporate Counsel


                                      General Electric Capital Corporation


                                      By /s/ R. Todd Bradley
                                        ----------------------------------
                                         Name:  R. Todd Bradley
                                         Title: Vice President





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                                  EXHIBIT INDEX


Exhibit
Number                     Description of Document
------                     -----------------------

(a)(17)           U.S. press announcement dated September 24, 1997

(a)(18)           U.K. press announcement dated September 24, 1997























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